SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Security Systems Ltd. Announces 2004 Fourth Quarter and Full Year Results dated February 14, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces 2004 Fourth Quarter and Full Year Results

Monday February 14, 8:00 am ET

YAHUD, Israel, February 14 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ NM:MAGS ; TASE:MAGS) today announced its consolidated financial results for the three and twelve month periods ended December 31, 2004.

Revenues for the fourth quarter of 2004 reached US$17.0 million, a decrease of
3.9 percent from US$17.7 million reported for the fourth quarter of 2003 and a sequential increase of 11.3 percent over US$15.3 million achieved for the third quarter of 2004.

Gross profit for the fourth quarter of 2004 reached US$7.6 million (or 45.0 percent of revenues), compared with US$7.9 million (or 44.5 percent of revenues) for the fourth quarter of 2003 and US$6.8 million (or 44.7 percent of revenues) for the third quarter of 2004.

Operating income for the fourth quarter of 2004 reached US$855,000 compared with $1.1 million for the fourth quarter of 2003 and US$1.2 million for the third quarter of 2004.

Net income for the fourth quarter of 2004 reached US$442,000, compared with net income of US$529,000 for the fourth quarter of 2003 and net income of US$663,000 in the third quarter of 2004.

Diluted earnings per share for the fourth quarter was US$0.05, compared with diluted earnings per share of US$0.06 in the same period last year.

Total revenues for the year ended December 31, 2004 reached US$61.0 million, an increase of 2.7 percent compared with US$59.4 million reported for the year ended December 31, 2003.

Operating and net income for 2004, reached US$2.9 million and US$1.1 million, respectively, compared with US$4.3 million and US$2.4 million achieved for 2003, respectively. This represents a decrease of 32.5 percent and 56.2 percent, respectively, over 2003.

In 2004, the Company recorded an expense of US$1.2 million relating to an award granted in the second quarter of 2004 by the Company's two principal shareholders out of their personal funds to all of the Company's employees. According to generally accepted accounting principles in the United States (US
GAAP), such a grant was recorded as an expense in the second quarter, although it did not affect the Company's shareholders' equity nor its statement of cash-flows.

Diluted earnings per share for the year ended December 31, 2004 was US$0.12, compared with US$0.29 in year ended December 31, 2003.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal, said:
"Magal's revenues that were generated from markets outside of Israel increased as planned in 2004 and offset the decrease in income from the seamline project in Israel. The seamline project, which made a major contribution to the Company's revenues in 2003, was stalled due to litigation in Israel. Management is satisfied with the fact that the Company was once again able to show its strength in the different markets in the world and that the Company's revenues increased in 2004 despite the weakness in the Israeli market. We believe that in 2005, Magal will receive new orders for the seamline project."

"If we compare the Company's income before tax in 2004 with 2003, our income before tax increased slightly in 2004 if we exclude the expenses associated with the award to employees granted by our two principal shareholders out of their personal funds."

Mr. Even-Ezra concluded: "Based on our current backlog and forecasts, management believes that the Company's results in 2005 will show significant improvement over 2004."

The Company will be hosting its quarterly conference call at 11:00am EST today. Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss the fourth quarter and full year 2004 results. They will then be available to answer questions.

To participate, you may call one of the teleconferencing numbers that follows:

    US Dial-in Number: +1-866-860-9642
    Canada Dial-in Number: +1-866-485-2399
    ISRAEL Dial-in Number: 03-918-0610
    INTERNATIONAL Dial-in Number: +972-3-918-0610

    At:

    11:00am Eastern Time
    8:00am Pacific Time
    6:00pm Israel Time


Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

For those unable to participate in the conference call, there will be a replay available from two hours after the call ends until Wednesday, February 16th, 11:00am EST. To listen to the replay please dial: +1-888-269-0005 (US) or +972-3-9255-939 (international).

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS on the Nasdaq National Market since 1993 and on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Company                            Investor Relations
    Magal Security Systems, Ltd        Gelbart Kahana Investor Relations
    Raya Asher, CFO                    Ehud Helft/Kenny Green
    Tel: +972-3-5391444                Tel: +1-866-704-6710
    Fax: +972-3-5366245                E-mail: Ehud@gk-biz.com
    E-mail: magalssl@trendline.co.il           Kenny@gk-biz.com

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                      (All numbers except EPS expressed in
                              thousands of US$)

                         Year Ended Dec. 31,       Quarter Ended Dec. 31,
                                                   Unaudited
                          2004      2003         %   2004      2003       %
                                            growth                    growth

    Revenues              60,974    59,361    2.7    16,988    17,686  (3.9)

    Cost of revenues      33,725    33,378    1.0     9,347     9,815  (4.8)

    Gross profit          27,249    25,983    4.9     7,641     7,871  (2.9)
    Operating expenses:
    Research and           4,683     4,773  (1.9)     1,197     1,303  (8.1)
    development, net
    Selling and marketing 12,679    11,585    9.4     3,951     4,223  (6.4)
    General and            5,771     5,305    8.8     1,638     1,259   30.1
    administrative
    Award granted by       1,200         -                -         -
    principal shareholders
    Total operating       24,333    21,663   12.3     6,786     6,785      -
    expenses

    Operating income       2,916     4,320 (32.5)       855     1,086 (21.3)
    Financial expenses, net  762     1,003 (24.0)       188       281 (33.1)

    Income before taxes    2,154     3,317 (35.1)       667       805 (17.1)
    Taxes on income        1,101       913   20.6       225       276 (18.5)

    Net income             1,053     2,404 (56.2)       442       529 (16.4)

    Basic net earnings per  0.12      0.29             0.05      0.06
    share

    Weighted average number
      of shares

    Outstanding used in
    Computing basic net
    earnings per
    share (in thousands)   8,581     8,345            8,636     8,404

    Diluted net earnings    0.12      0.29             0.05      0.06
    per share

    Weighted average
    number of shares
    Outstanding used
    in Computing
    Diluted net earnings   8,636     8,431            8,659     8,483
    per share (in
    thousands)

    FINANCIAL RATIOS
                                      Year Ended              Quarter Ended
                                     December 31,              December 31,
                                  2004          2003         2004       2003

    Gross Margin                 44.7%       43.8%          45.0%       44.5%
    Research and development,     7.7%        8.0%           7.0%       7.4%
    net as a % of Revenues
    Selling and Marketing as a % 20.8%       19.5%          23.3%       23.9%
    of Revenues
    General and administrative    9.5%        8.9%           9.6%       7.1%
    as a % of Revenues
    Operating Margin              4.8%        7.3%           5.0%       6.1%
    Net income Margin             1.7%        4.1%           2.6%       3.0%
    Total Bank Debt to Total      0.48        0.47           0.48       0.47
    Capitalization
    Current Ratio                 1.77        1.76           1.77       1.76



                           MAGAL SECURITY SYSTEMS LTD.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                  (All numbers expressed in thousands of US$)

                                                December  31,       December 31,
                                                     2004              2003
    CURRENT ASSETS:
    Cash and cash equivalents                        5,824             4,389
    Short-term bank deposits                         6,140             9,000
    Trade receivables                               13,232            14,885
    Unbilled accounts receivable                     7,465             5,072
    Other accounts receivable                        3,858           (*3,857
    Deferred income taxes                              488             (*454
    Inventories                                     12,702            11,777
    Total current assets                            49,709            49,434

    Long term investments and trade receivables:
    Long-term trade receivables                        344               300
    Long-term bank deposits                          5,994             3,051
    Severance pay fund                               2,142             1,960
    Total long term investments and trad             8,480             5,311
    receivables

    PROPERTY AND EQUIPMENT, NET                     14,659            11,505

    OTHER ASSETS, NET                                5,128             5,193

    Total assets                                    77,976            71,443

    CURRENT LIABILITIES:
    Short-term bank credit                          15,618            12,597
    Current maturities of long-term bank loans       1,849             3,841
    Trade payables                                   3,189             5,077
    Other accounts payable and accrued expenses      7,450             6,518
    Total current liabilities                       28,106            28,033

    LONG-TERM LIABILITIES:
    Long-term bank loans                             3,500             1,873
    Accrued severance pay                            2,172             1,992
    Long-term liability in respect of forward          650               561
    contracts
    Total long terms liabilities                     6,322             4,426

    SHAREHOLDERS' EQUITY:
    Share capital                                    2,825             2,683
    Additional paid-in capital                      31,865            24,098
    Accumulated other comprehensive income           1,823               479
    Retained earnings                                7,035            11,724
    Total shareholders' equity                      43,548            38,984

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      77,976            71,443


    (* Reclassified

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                   (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                 Chairman of the Board and
                                                 Chief Executive Officer



Date:  February 14, 2005